                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    _______

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 2)/1/

                      CHRYSALIS INTERNATIONAL CORPORATION
                      -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  17118 8 105
                                  -----------
                                 (CUSIP Number)

                                   Hope Flack
                               BVF Partners L.P.
                       333 West Wacker Drive, Suite 1600
                            Chicago, Illinois  60606
                                 (312) 263-7777
                  --------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 24, 1997
                               ------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 7 Pages)

-----------------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

/2/ The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 17118 8 105          SCHEDULE 13D              PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
       NAME OF REPORTING PERSONS
 1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Biotechnology Value Fund, L.P.

------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                             (a) [x]
                                                               (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                    -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               420,155
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                     -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                               420,155
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      420,155

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 17118 8 105         SCHEDULE 13D              PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BVF Partners L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             801,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                             801,045
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      801,045

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 17118 8 105         SCHEDULE 13D              PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BVF Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           801,045
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              801,045
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      801,045

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA, CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 17118 8 105         SCHEDULE 13D              PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------

    Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated January 25, 1996, as amended by Amendment No. 1, dated November 8, 1996 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $.01 per share, of DNX Corp.

Item 1 is hereby amended to read in its entirety as follows:

ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.01 per share (the "Stock"), of Chrysalis International Corporation ("Chrysalis"), formerly known as DNX Corp. The principle executive office of Chrysalis is located at 575 Route 28, Raritan, New Jersey 08869.

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since September 12, 1997, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 124,000 shares of the Stock for an aggregate consideration of $531,374.00, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 51,400 shares of the Stock for an aggregate consideration of $218,762.50, utilizing funds under management by Partners pursuant to an investment management agreement between Partners and such managed accounts.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 420,155 shares of the Stock, Partners beneficially owns 801,045 shares of the Stock, and BVF Inc. beneficially owns 801,045 shares of the Stock, approximately 3.7%, 7.0% and 7.0%, respectively, of the aggregate number of shares outstanding as of October 3, 1997.

     (b) BVF shares voting and dispositive power over the 420,155 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 801,045 shares of the Stock they beneficially own with, in addition to BVF, the

-----------------------                                  ---------------------
  CUSIP NO. 17118 8 105         SCHEDULE 13D              PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------

managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past sixty days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past sixty days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

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  CUSIP NO. 17118 8 105         SCHEDULE 13D              PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               -------------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          -------------------------------------
          Mark N. Lampert
          President